UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Netlist, Inc.

Delaware	001-33170	95-4812784
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

175 Technology Drive, Suite 150

Irvine, California 92618
(Address of Principal Executive Offices)

Chuck Hong

President and Chief Executive Officer

(949) 435-0025

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report (the “Report”) of Netlist, Inc. (“Netlist” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014 and attached as Exhibit 1.01 to this Form SD.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are referred to as “Conflict Minerals” and include gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and our Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We design, manufacture and sell a wide variety of high performance, logic-based memory subsystems for the global datacenter, storage and high-performance computing markets. Our memory subsystems consist of combinations of dynamic random access memory integrated circuits (“DRAM”), NAND flash memory (“NAND”), application-specific integrated circuits and other components assembled on printed circuit boards. We primarily market and sell our products to leading original equipment manufacturer customers, hyper scale datacenter operators and storage vendors. Our solutions are targeted at applications where memory plays a key role in meeting system performance requirements. We leverage a portfolio of  proprietary technologies and design techniques, including combining discrete semiconductor technologies from third parties such as DRAM and NAND flash to function as one, efficient planar design, and  alternative packaging techniques to deliver memory subsystems with persistence, high density, small form factor, high signal integrity, attractive thermal characteristics, reduced power consumption and low cost per bit. Our NVvault™ product is the first to offer both DRAM and NAND in a standard form factor memory subsystem as a persistent dual-in line memory module (“DIMM”) in mission critical applications. Our HyperCloud® technology incorporates our patented rank multiplication and load reduction technologies. We also have pending and issued patents covering fundamental aspects of hybrid memory DIMM designs that incorporate combinations of DRAM and/or NAND flash, such as our NVvault™ product. We are focused on monetizing our patent portfolio through our products business and, where appropriate, through licensing arrangements with third parties that wish to incorporate our patented technologies in their products.

We have determined that Conflict Minerals are necessary to the functionality or production of certain of our products. As detailed in our Report, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if any of these Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Our RCOI primarily consisted of submitting the Conflict Minerals Reporting Template prepared by the Conflict Free Sourcing Initiative, an initiative of the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to the direct suppliers of our products in 2014. Responses were reviewed for completeness, reasonableness and consistency, and we followed up with our direct suppliers for corrections and clarifications.

Conflict Minerals Disclosure

Having conducted a good faith RCOI and due diligence process, Netlist has determined that during 2014 that (i) it has manufactured products as to which Conflict Minerals are necessary to their functionality or production, (ii) it was unable to determine that all the Conflict Minerals in such products originated outside of the Covered Countries or that Conflict Minerals in such products came from recycled or scrap sources, and (iii) as a result, such products are DRC conflict undeterminable.

This Form SD of the Company is filed pursuant to the Rule 13p-1, for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.netlist.com/company/corporate-responsibility.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.01 - 2014 Conflict Minerals Report of Netlist, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Netlist, Inc.	Date: June 1, 2015

Gail Sasaki
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	2014 Conflict Minerals Report of Netlist, Inc.